Exhibit 99.1

Ernst & Young LLP

920 5th Avenue

Suite 900

Seattle, WA 98104

August 14, 2023

Getty Images Holdings, Inc.

Seattle, Washington

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Getty Images Holdings, Inc. on or about August 14, 2023, which contains notification of the registrant’s inability to file its Form 10-Q by August 14, 2023. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our review of the Company’s consolidated financial statements for the interim periods ended June 30, 2023, to be included in its Form 10-Q.

Very truly yours,

/s/ Ernst & Young LLP